Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS OF

YEARS ENDED DECEMBER 31, 2009 AND 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee.

“Peter Marrone”	“Charles B. Main”
Chairman and	Executive Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

March 2, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the accompanying balance sheets of Yamana Gold Inc. and subsidiaries (the “Company”) as at December 31, 2009 and 2008, and the related statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 2, 2010

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Although we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders, dated March 2, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 2, 2010

TO THE SHAREHOLDERS OF YAMANA GOLD INC.

We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”)  as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 2, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 2, 2010

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2009	2008
Assets
Current
Cash and cash equivalents	$170,070	$167,765
Accounts receivable	102,126	24,076
Inventory (Note 4)	101,820	84,412
Other current assets (Note 5)	154,979	180,893
Current assets held for sale (Note 10)	53,624	51,093
	582,619	508,239
Mineral interests (Note 6)	8,576,361	8,329,885
Investments (Note 7)	56,366	12,493
Other long-term assets (Note 8)	167,390	102,584
Future income tax assets (Note 21(b))	135,454	124,021
Goodwill (Note 9)	55,000	55,000
Long-term assets held for sale (Note 10)	134,070	205,132
	$9,707,260	$9,337,354

Liabilities
Current
Accounts payable	$153,522	$136,877
Accrued liabilities	86,319	62,087
Income taxes payable	42,844	4,565
Other current liabilities (Note 11)	25,660	142,589
Current liabilities held for sale (Note 10)	13,937	14,677
	322,282	360,795

Long-term debt (Note 12)	529,450	472,215
Asset retirement obligations (Note 13)	133,163	73,954
Future income tax liabilities (Note 21(b))	1,768,899	1,710,293
Other long-term liabilities (Note 14)	138,389	141,692
Long-term liabilities held for sale (Note 10)	19,559	21,486
	2,589,460	2,419,640
	2,911,742	2,780,435
Non-controlling interest (Note 19)	46,800	46,800

Shareholders’ Equity
Capital Stock (Note 15)
Issued and outstanding 733,411,458 common shares
(December 31, 2008 - 732,844,955 shares)	6,063,410	6,055,892
Share purchase warrants (Note 17)	44,071	44,109
Contributed surplus	26,942	26,587
Accumulated other comprehensive income (loss) (Note 16)	26,652	(40,651)
Retained earnings	587,643	424,182
	6,748,718	6,510,119
	$9,707,260	$9,337,354

Contractual commitments and contingencies (Notes 24 and 27).

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone	Patrick Mars
Director	Director

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars except for shares and per share amounts)	2009	2008	2007
Revenues	$1,183,314	$949,362	$639,365

Cost of sales excluding depletion, depreciation and amortization	(479,847)	(413,635)	(222,408)
Depletion, depreciation and amortization	(233,687)	(175,907)	(58,936)
Accretion of asset retirement obligations	(2,282)	(1,834)	(1,385)
Mine operating earnings	467,498	357,986	356,636

Expenses
General and administrative	(101,357)	(68,686)	(66,231)
Exploration	(20,438)	(17,372)	—
Other operating (expenses) income	(3,870)	(8,925)	702
Operating earnings	341,833	263,003	291,107

Investment and other business income (loss)	22,231	(27,293)	12,462
Interest and financing expenses (Note 20)	(34,553)	(44,478)	(22,034)
Foreign exchange gain (loss)	74,515	131,921	(42,313)
Realized gain (loss) on derivatives (Note 26(a))	18,659	(10,048)	(17,082)
Unrealized (loss) gain on derivatives (Note 26(a))	(105,428)	166,216	(28,391)

Earnings from continuing operations before taxes and equity earnings	317,257	479,321	193,749

Income tax expense (Note 21(a))	(136,559)	(25,727)	(62,589)
Equity earnings from Minera Alumbrera (Note 6)	31,073	25,763	3,820
Non-controlling interest	—	—	(2,017)
Earnings from continuing operations	211,771	479,357	132,963
(Loss) earnings from discontinued operations (Note 10)	(19,140)	(44,585)	24,282

Net earnings	$192,631	$434,772	$157,245

Earnings per share from continuing operations
Basic	0.29	0.69	0.32
Diluted	0.29	0.68	0.31
Net earnings per share
Basic	0.26	0.63	0.38
Diluted	0.26	0.62	0.36
Weighted average number of share outstanding (Note 15(b))
Basic	733,093	691,536	415,232
Diluted	734,235	701,685	431,917

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2009	2008	2007
Common shares
Balance, beginning of year	$6,055,892	$5,502,518	$1,619,850
Issued on exercise of stock options, share appreciation rights and warrants (Note 15(a))	3,702	449,933	99,091
Issued on vesting of restricted share units (Note 18)	3,816	—	—
Public offering (net of issue costs)	—	103,441	—
Issued on business acquisitions (Note 10)	—	—	3,783,577
	$6,063,410	$6,055,892	$5,502,518
Shares to be issued
Balance, beginning of year	$—	$—	$42,492
To be issued on exercise of stock options, share appreciation rights and warrants	—	—	(3,009)
Issued on business acquisitions (Note 10)	—	—	(39,483)
	$—	$—	$—
Share purchase warrants
Balance, beginning of year	$44,109	$270,805	$73,004
Exercise of warrants	(38)	(226,029)	(4,906)
Transfer of expired warrants	—	(667)	—
Value of warrants acquired on business acquisition	—	—	202,707
	$44,071	$44,109	$270,805
Contributed surplus
Balance, beginning of year	$26,587	$77,393	$61,578
Transfer of stock-based compensation on the exercise	(2,252)	(53,522)	15,378
Transfer of expired warrants	—	667	—
Transfer of restricted share units on vesting (Note 18)	(3,904)	—	—
Stock-based compensation	6,511	2,049	437
	$26,942	$26,587	$77,393
Total before retained earnings and accumulated other comprehensive loss	$6,134,423	$6,126,588	$5,850,716
Retained earnings
Balance, beginning of year	$424,182	$59,960	$(80,085)
Net earnings	192,631	434,772	157,245
Dividends declared	(29,170)	(70,550)	(17,200)
Retained earnings, end of year	587,643	424,182	59,960
Accumulated other comprehensive income (loss) (Note 16)	26,652	(40,651)	(3,855)
	614,295	383,531	56,105
Total shareholders’ equity	$6,748,718	$6,510,119	$5,906,821

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2009	2008	2007
Net earnings	$192,631	$434,772	$157,245
Other comprehensive income, net of taxes:
Net change in unrealized gains (losses) on available-for-sale securities:
Change in fair value	21,327	(29,842)	(7,296)
Reclassification of losses recorded in earnings	—	33,817	—
Net change in fair value of hedging instruments (Note 26(a))	45,976	(40,771)	6,951
Other comprehensive gain (loss)	67,303	(36,796)	(345)

Comprehensive income	$259,934	$397,976	$156,900

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(In thousands of United States Dollars)	2009	2008	2007

Operating Activities
Earnings from continuing operations	$211,771	$479,357	$132,963
Asset retirement obligations paid	(4,134)	(5,556)	(4,710)
Other	—	10,000	10,397
Items not involving cash:
Depletion, depreciation and amortization	233,687	175,907	58,936
Stock-based compensation	10,470	4,493	726
Future income taxes (Note 21(a))	54,435	(37,792)	(13,580)
Accretion of asset retirement obligations (Note 13)	2,282	1,834	1,385
Unrealized foreign exchange (gain) loss	(73,601)	(124,375)	19,714
Unrealized loss (gain) on commodity contracts (Note 26(a))	105,428	(166,216)	28,391
Write-off and provisions against assets	6,263	52,451	4,206
Mark-to-market on sales of concentrate	(40,365)	17,072	—
Financing charges	10,333	2,919	3,245
Other	(20,950)	1,106	2,659

	495,619	411,200	244,332
Net change in non-cash working capital (Note 22(c))	32,407	(173,786)	(1,459)
Cash flows from operating activities of continuing operations	528,026	237,414	242,873
Cash flows from operating activities of discontinued operations (Note 10)	23,567	91,261	38,257
Financing Activities
Public offering (net of issue costs)	—	101,941	—
Issue of common shares upon exercise of options and warrants (net of issue costs)	1,353	170,382	37,912
Dividends paid	(29,366)	(69,930)	(17,200)
Proceeds of notes payable and long-term liabilities	568,632	30,000	654,174
Repayment of notes payable and long-term liabilities	(596,891)	(95,621)	(53,278)
Financing and other costs	(8,685)	(5,193)	(7,264)
Cash flows (to) from financing activities of continuing operations	(64,957)	131,579	614,344
Investing Activities
Expenditures on mineral properties	(289,774)	(226,794)	(115,288)
Acquisition of property, plant and equipment	(130,475)	(106,768)	(83,595)
Expenditures on assets under construction	(78,508)	(163,221)	(33,637)
Corporate acquisitions, net of cash acquired	—	—	(416,668)
Proceeds on disposition of mineral interests (Note 10)	55,432	33,192	—
Return of investment from Minera Alumbrera Ltd (Note 6)	20,411	8,222	15,555
Other assets and investments	(47,002)	(14,209)	(15,064)
Cash flows to investing activities of continuing operations	(469,916)	(469,578)	(648,697)
Cash flows to investing activities of discontinued operations (Note 10)	(25,940)	(90,137)	(41,151)
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	9,152	(15,296)	9,588
(Decrease) Increase in cash and cash equivalents	(68)	(114,757)	215,214
Cash and cash equivalents, beginning of year - continuing operations	167,765	283,646	65,538
(Decrease) Increase in cash and cash equivalents - discontinued operations	(2,373)	1,124	(2,894)
Cash and cash equivalents, end of year	$170,070	$167,765	$283,646
Cash and cash equivalents are comprised of the following:
Cash at bank	$93,673	$136,063	$98,074
Bank term deposits	76,397	31,702	101,757
Short-term money market securities	—	—	83,815
	$170,070	$167,765	$283,646

Supplementary cash flow information (Note 22).

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, DECEMBER 31, 2008 AND DECEMBER 31, 2007

(Tabular amounts in thousands of United States Dollars unless otherwise noted)

1.                                      NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-traded gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation.  Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Colombia.

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile and Argentina.  Gold mining requires the use of specialized facilities and technology.  The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

(i)            BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. Canadian GAAP differs in certain aspects from United States of America generally accepted accounting principles (“US GAAP”) as described in Note 29.

Management is required to assess whether there are significant uncertainties that may affect the Company’s ability to continue to operate as a going concern in the foreseeable future. In developing this assessment, management has taken into account all available information about the future including but not limited to projected cash flows, current and expected profitability and debt repayment schedules. Based on the above assessment, the accompanying consolidated financial statements have been prepared on a going concern basis.

During the year, the San Andrés, São Francisco and São Vicente Mines were sold (Note 10). The São Francisco and São Vicente Mines are under agreements which are expected to close during 2010. The operating results, assets and liabilities of these have been treated as discontinued operations with the balances presented in a separate line. Comparative amounts have been restated to exclude amounts pertaining to discontinued operations, as applicable.

The Company’s 50% interest in Aguas Frias S.A. is accounted for using the proportionate consolidation method.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 19).

Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method.  The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method.  Cash distributions received are credited to the equity investment.

All inter-company accounts are eliminated on consolidation.

(ii)        MEASUREMENT UNCERTAINTIES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Users are cautioned that under current economic conditions, the Company may require the use of additional estimates and certain estimates are subject to a greater degree of uncertainty as a result.

Significant estimates used in the preparation of these financial statements include, but are not limited to, the recoverability of receivables and investments, the quantities of material on heap leach pads and in circuit, the useful lives of assets, proven and probable reserves, resources and exploration potential and the related depletion and the valuation of goodwill, impairment testing of mineral properties, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the valuation of Master Asset Vehicle II Notes and auction-rate securities, the fair value of derivatives, the provision for taxes and recognition of future income tax assets and liabilities, the anticipated costs of reclamation and closure cost obligations, the criteria used to determine when a mine begins commercial production and the fair value of assets and liabilities acquired in business combinations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(iii)    NON-CONTROLLING INTERESTS

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and VIEs and represent the outside interest’s share of the carrying values of the subsidiaries and VIEs.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(iv)       FOREIGN CURRENCY TRANSLATION

The Company considers its foreign operations to be integrated operations as they are financially and operationally interdependent of the reporting entity such that the exposure to exchange rate change is similar to the exposure that would exist had the transactions and activities been undertaken by the reporting enterprise.  The Company’s mining operations operate primarily within an economic environment where the United States Dollar is the reference currency, as such the Company’s functional currency is the United States Dollar. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings.

(v)           CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments with terms of less than 90 days.

(vi)       INVENTORIES AND STOCKPILED ORE

Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value. Net realizable and/or net replacement value is evaluated on a periodic basis. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Gold in process represents materials that are currently in the process of being converted to a saleable product.

(vii)         MINERAL INTERESTS

a.              Property, plant and equipment

Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Useful lives of property, plant and equipment items range from two to fifteen years, but do not exceed the related estimated mine life based on proven and probable reserves and the portion of resources that management expects to become reserves in the future.

	Amortization Method	Useful Life

Building	Straight Line	4 to 15 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years

Expenditures that extend the useful lives of existing facilities or equipment (betterments) are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

The Company reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision for impairment is recorded based on discounted estimated future cash flows.

b.              Mineral properties and exploration costs

Acquisition costs of mineral properties, direct exploration and development expenditures, and pre-stripping costs are capitalized at cost and carried net of depreciation. Costs incurred for general exploration that is not project specific or does not result in the acquisition of mineral properties are charged to operations. Costs relating to areas of interest abandoned are written off when such a decision is made.

When accounting for multiple pits using a common infrastructure:

•                  In circumstances where the new development is not closely located to a producing mine or is development of an new ore body, the Company accounts for the pre-stripping costs as if the development was a separately identified mine; and

•                  In circumstances where the development relates to ensuring or facilitating continued access to a common orebody and the pit is in close proximity to an existing pit, the Company accounts for the costs as per below.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the orebody (stripping costs). During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, if the costs relate to anticipated future benefits and represent a betterment. Once mine production enters the area related to the capitalized stripping costs, these are depleted on a unit-of-production basis over the reserves that directly benefit from the specific stripping activity. Regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred.

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Where it is determined that there is an excess of carrying value over the estimated undiscounted future net cash flows the difference between carrying value and fair value is charged to operations in the period in which such impairment is determined.  Estimated undiscounted future net cash flows are calculated using estimates for metal prices, reserves, operating costs, capital costs and reclamation and closure costs for each respective property.

c.               Assets under construction

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•                  A significant portion of planned capacity including production levels, grades and recovery rates is achieved

•                  Achievement of mechanical completion and operating effectiveness

•                  Significant milestones such as obtaining necessary permits to allow continuous operations

Financing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

(viii)           FINANCIAL INSTRUMENTS

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in investment and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”) unless their impairment is determined to be other than temporary.

DERIVATIVES

Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of Section 3865, the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is included in operations as an unrealized gain (loss) on commodity and currency contracts in the Statement of Operations.

a.              Commodity derivatives

The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed ounces of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company’s risk management goals, however, they do not meet the hedging requirements of CICA Section 3865 — “Hedges”,  therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining copper prices. The Company does not hedge any of its gold sales.

b.              Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the expenditures associated with the international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as cost of sales to offset the foreign exchange recorded by the mines.

c.               Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as interest expense.

(ix)      REVENUE RECOGNITION

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled.

Sales revenue is recognized at the fair value of consideration received.  Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale.  Gold and silver revenue is recorded at the time of physical delivery and transfer of title.  Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.  Incidental revenues from the sale of by-products (zinc) are classified with cost of sales.  Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices.  Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed.  Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

(x)          GOODWILL

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company tests for impairment of goodwill at least on an annual basis during the fourth quarter or upon the occurrence of a triggering event or circumstance that indicates impairment. At such time, the Company evaluates whether the carrying amount of a reporting unit’s goodwill may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(xi)      ASSET RETIREMENT OBLIGATIONS AND CLOSURE COSTS

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset.  Reclamation obligations on the Company’s mineral properties are recorded as asset retirement obligations.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon reclamation and closure. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Reclamation and closure costs are capitalized as part of the carrying amount of the associated long-lived asset and amortized over the life of the mine on a unit-of-production basis.

(xii)        INCOME TAXES

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

(xiii)          EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares of the Company that were outstanding throughout each year. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

(xiv)             STOCK-BASED COMPENSATION

The Company’s stock-based compensation plans are described in Note 18.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company’s stock option plan includes a stock appreciation feature. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus is transferred to share capital.

(xv)     TRANSACTION AND FINANCING COSTS

Transaction costs and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

3.                                      CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

During 2009, the Company adopted, in accordance with the respective transitional provisions, the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted, in accordance with the respective transitional provisions, the new Section 3064 “Goodwill and Intangible Assets” issued by the Canadian Institute of Chartered Accountants (“CICA”) in February 2008. The section clarifies the recognition and measurement criteria of goodwill and intangible assets, in particular, for those that are generated internally. On adoption of Section 3064, Emerging Issues Committee Abstract 27 “Revenues and Expenditures during the Pre-operating period” no longer applies to the Company. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Financial Instruments — Recognition and Measurement

In August 2009, the CICA issued amendments to Section 3855 “Financial Instruments — Recognition and Measurement”.  The application of this amendment is to annual financial statements beginning on or after November 1, 2008.  Changes include:

•                  Reclassification of financial assets out of assets held for trading and assets held for sale categories into the loans and receivables category is permitted under certain circumstances;

•                  The definition of loans and receivables category has been updated so that debt securities that are not quoted in an active market are permitted to be classified in the loans and receivables category. Impairment of loans and receivables is calculated using the incurred credit loss model of Section 3025 “Impaired Loans”. Loans and receivables that an entity plans to sell in the near term must be classified as held for trading, and loans or receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available for sale; and

•                  Impairment losses relating to available for sale debt instruments must be reversed if the fair value of the instrument increases due to an event occurring after the loss was recognized.

The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments — Disclosures

In June 2009, the CICA issued amendments to Section 3862 “Financial Instruments — Disclosures”.  The amendment is to be applied to annual financial statements with fiscal years ending after September 30, 2009.

Financial instruments recognized at fair value on the consolidated balance sheet must be classified in fair value hierarchy levels as follows:

•                  Level 1 — valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2 — valuation techniques based on inputs that are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

•                  Level 3 — valuation techniques with unobservable market inputs (involves assumptions and estimates by management of how market participants would price the assets or liabilities).

The impact of this amendment resulted in additional disclosures included in Note 26 of the consolidated financial statements

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 “Mining Exploration Costs” (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING CHANGES

(i)                         In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 with earlier application permitted. These standards establish updated principles on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests.  The implementation of these standards is currently not expected to have a material impact on the Company’s consolidated financial statements.

(ii)                      In December 2009, the CICA issued EIC Abstract 175 “Multiple Deliverable Revenue Arrangements” (“EIC-175”) requiring a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method. EIC-175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011 with early adoption permitted. The implementation of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

(iii)                   Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011 (“Changeover Date”).  Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements.  The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

4.                                      INVENTORY

	2009	2008
Product inventories	$26,372	$18,237
Metal in circuit and gold in process	11,752	4,658
Ore stockpiles	20,303	14,843
Material and supplies	43,393	46,674
	$101,820	$84,412

The amount of inventories recognized as an expense during the year is included in cost of sales of $479.8 million (2008 - $413.6 million; 2007 - $222.4 million).

5.                                      OTHER CURRENT ASSETS

	2009	2008
Advances and deposits	$98,035	$51,919
Income taxes recoverable	12,323	12,717
Current portion of derivative related assets (Note 26(a))	14,110	82,677
Future income tax assets (Note 21)	14,552	24,460
Other current assets	15,959	9,120
	$154,979	$180,893

6.                                      MINERAL INTERESTS

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Total property, plant and equipment (i)	$999,001	$187,149	$811,852	$615,747	$102,718	$513,029

Mineral Properties:
Depletable producing properties	2,703,580	435,957	2,267,623	2,370,063	259,735	2,110,328
Non-depletable development and exploration properties	5,278,605	—	5,278,605	5,196,132	—	5,196,132
Total mineral properties (ii)	$7,982,185	$435,957	$7,546,228	$7,566,195	$259,735	$7,306,460
Total assets under construction (iii)			$4,492			$276,196
Equity investment in Minera Alumbrera Ltd. (iv)			$213,789			$234,200
Total mineral interests			$8,576,361			$8,329,885

(i)                                  Included in property, plant and equipment is $39.4 million of land properties which are not subject to depreciation (December 31, 2008 — $35.1 million).

(ii)                  The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	2009	2008
Balance, beginning of the year	$—	$—
Additions	14,272	—
Amortization	(277)	—
Balance, end of year	$13,995	$—

(iii)              The Company commissioned Gualcamayo on July 1, 2009. At that date, all related capitalized items have been reclassified to property, plant and equipment and mineral properties. Certain areas of the Gualcamayo mining complex continue to be under construction. During the year ended December 31, 2009, the Company capitalized $16.7 million of interest costs for assets under construction (December 31, 2008 - $10.9 million) of which $9.0 million was reclassified to other mineral interests related to Gualcamayo.

(iv)                The Company has a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”).  Based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

	2009	2008
Balance, beginning of the year	$234,200	$240,622
Equity in earnings	31,073	25,763
Cash distributions	(51,484)	(33,985)
Adjustment relating to the purchase price on acquisition	—	1,800
Balance, end of year	$213,789	$234,200

The equity investment in Alumbrera includes $131.2 million (December 31, 2008 - $142.7 million) representing the unamortized excess of the purchase price over the underlying net book value of the investee’s assets as at December 31, 2009. The excess is attributable to the value of mineral properties within the investee based on estimated fair values and is being amortized over the life of the mine.

7.                                      INVESTMENTS

	2009	2008
Available-for-sale securities (a)	$46,239	$3,332
Long-term investments (b)	10,127	9,161
	$56,366	$12,493

(a)                                  AVAILABLE-FOR-SALE SECURITIES

			2009		2008
	% of Ownership (i)	Cost	Fair Value	Cumulative Gains (Losses) in OCI	Fair Value	Cumulative Gains (Losses) in OCI

Aura Minerals Inc.	5.5%	26,532	40,886	$14,354	$916	$(2,448)
Others	—	3,985	5,353	1,368	2,416	(4,383)
		$30,517	$46,239	$15,722	$3,332	$(6,831)

(i)                      % ownership on an undiluted basis.

Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation.  The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, the length of time the fair value has been below cost, management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook.

(b)                                  OTHER INVESTMENTS

As at December 31, 2009, other investments included $7.1 million (December 31, 2008 - $6.1 million) Master Asset Vehicle II notes and $3.0 million (December 31, 2008 - $3.0 million) Auction Rate Securities. In January 2010, subsequent to the year ended

December 31, 2009, the Company has entered into an agreement to sell all of its MAV II notes for proceeds of Cdn$7.5 million. The Company does not expect to record a significant gain or loss on this transaction.

8.                                      OTHER LONG-TERM ASSETS

	2009	2008
Derivative related assets (Note 26(a))	$167	$6,171
Restricted cash (i)	13,844	13,868
Long-term note receivable (ii)	25,971	—
Long-term tax credits (iii)	107,177	74,771
Other	20,231	7,775
	$167,390	$102,585

(i)                      At December 31, 2009, the Company had restricted cash of $13.8 million (December 31, 2008 - $13.9 million). Restricted cash held in the United States represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation since acquisition.

(ii)                  Long-term note receivable is a secured promissory note received on the sale of San Andrés.  The note is payable in two installments the first due on February 2011 and the second installment due on August 2012.  The long-term note receivable is recorded at its fair value (Note 10 and Note 26(a)).

(iii)              Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

9.                                      GOODWILL

Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company’s total goodwill of $55.0 million as at December 31, 2009 relates to the 2006 acquisition of the gold producing Jacobina mine and related assets in Brazil. To date the accumulated impairments relating to goodwill is nil. The recognition of goodwill represents the substantial value implicit in the Company’s intent and ability to develop the mine. Additionally, it captures the expected synergies including but not limited to the expected increases in cash flow resulting from cost savings and revenue enhancements that can be realized from managing a portfolio of mines and mineral properties in Brazil.

For goodwill impairment testing purposes, the Company estimates the fair value of a gold property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates.

For the Jacobina mine, the assumptions used on long-term gold prices, discount rate and the inflation index to apply have a significant impact on the estimate of fair value. The annual goodwill impairment test included a long-term gold price of $950 per ounce, a nominal discount rate of 8.9% and an average future inflation index of 2.0%. Upon completion of this test, there was no impairment to goodwill.

10.                               DISPOSITION AND ACQUISITION OF MINERAL INTERESTS

DISPOSITION OF SAN ANDRÉS, SÃO FRANCISCO AND SÃO VICENTE MINES

On July 17, 2009, the Company signed an agreement with Aura Minerals Inc. (the “Purchaser”) to sell three of the Company’s non-core operating mines for total consideration exceeding $265.0 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines is in Honduras and two are in Brazil.

The sale transaction is structured in two parts to accommodate jurisdiction-related regulatory requirements as follows:

a)              The first disposition relates to the sale of shares representing a 100% interest in the San Andrés mine (Note 23 - Central America and Other Segment). The sale closed on August 25, 2009 at which time the Company was entitled to a consideration totaling $84.9 million which included cash of $35.9 million and a note receivable of $23.2 million. In addition, the agreement entitles the Company to receive a deferred consideration to a maximum of $14.7 million payable on the achievement of specified operating results. The sale of shares does not result in a significant income tax liability for the Company.  There was a gain on sale of $5.8 million.

b)             The second disposition relates to the sale of assets that encompass the São Francisco and São Vicente Mines and is expected to close in the first half of 2010. The second part of the transaction is subject to customary closing conditions and the Company does not expect to record a significant gain or loss on closing of this transaction.

The Company has two common directors with the Purchaser, both of whom recused themselves from participating in the decisions and voting matters with respect to this transaction.

Based on the final terms of the executed purchase and sale agreement, the results of operations of the mines above were retrospectively reclassified as discontinued operations as follows for the years ended December 31:

	San Andrés (i)			São Francisco/São Vicente (ii)			Total discontinued operations
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Revenues	$34,648	$37,582	$36,731	$100,083	$67,664	$70,994	$134,731	$105,246	$107,725
Operating earnings	13,453	6,404	11,530	19,716	(62,457)	13,742	33,169	(56,053)	25,272

Earnings (loss) before taxes	13,288	6,290	11,860	(26,820)	(56,919)	13,705	(13,532)	(50,629)	25,565
Income tax (expense) recovery	(617)	(2,962)	(1,566)	(10,735)	9,006	283	(11,352)	6,044	(1,283)
Earnings (loss)	12,671	3,328	10,294	(37,555)	(47,913)	13,988	(24,884)	(44,585)	24,282
Gain on sale	5,744	—	—	—	—	—	5,744	—	—
Earnings (loss) from discontinued operations	$18,415	$3,328	$10,294	$(37,555)	$(47,913)	$13,988	$(19,140)	$(44,585)	$24,282

Earnings (loss) per share from discontinued operations
Basic	0.03	—	0.02	(0.05)	—	0.03	(0.03)	—	0.06
Diluted	0.03	—	0.02	(0.05)	—	0.03	(0.03)	—	0.06

Cash flows of discontinued operations
Operating activities	13,286	18,632	3,641	10,281	72,629	34,616	23,567	91,261	38,257
Investing activities	(15,659)	(17,508)	(6,535)	(10,281)	(72,629)	(34,616)	(25,940)	(90,137)	(41,151)

(i)                      Balances are up to August 25th, 2009, the date of disposition.

(ii)                  The São Vicente mine was commissioned as of September 1, 2009.

The carrying amounts of the major classes of assets and liabilities of discontinued operations included in the Consolidated Balance Sheet are as follows:

	San Andrés (i)		São Francisco/São Vicente		Total discontinued operations
	As at December 31, 2009	As at December 31, 2008	As at December 31, 2009	As at December 31, 2008	As at December 31, 2009	As at December 31, 2008
Assets
Accounts receivable	$—	$2,894	$7,953	$25	$7,953	$2,919
Inventory	—	7,459	44,085	32,117	44,085	39,576
Other current assets	—	7,802	1,586	796	1,586	8,598
Current assets	—	18,155	53,624	32,938	53,624	51,093
Mining interests	—	64,933	134,070	139,263	134,070	204,196
Other assets	—	936	—	—	—	936
Non-current assets	$—	$65,869	$134,070	$139,263	$134,070	$205,132

Liabilities
Accounts payable and accrued liabilities and other	$—	$3,228	$13,937	$9,166	$13,937	$12,394
Income taxes payable	—	2,283	—	—	—	2,283
Current liabilities	—	5,511	13,937	9,166	13,937	14,677
Future income taxes	—	3,853	—	—	—	3,853
Asset retirement obligation and other	—	3,992	19,559	13,641	19,559	17,633
Long-term liabilities	—	7,845	19,559	13,641	19,559	21,486
Total liabilities	$—	$13,356	$33,496	$22,807	$33,496	$36,163

(i)                      Balance Sheet items disposed of include $1.4 million of cash and cash equivalents, $103.3 million in total assets excluding cash and cash equivalents and $21.4 million in total liabilities. Total assets disposed of include $4.7 million of exploration properties sold to another party.

ACQUISITION OF MERIDIAN GOLD INC.

During 2007, the Company acquired all the outstanding common shares of Meridian Gold Inc. (“Meridian”) which held two operating mines in Chile: El Peñón and Minera Florida, a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the U.S.  The Company offered to exchange 2.235 common shares of Yamana and $6.99 (Cdn$7.00) cash for each common share of Meridian.  Based on a volume adjusted share price of $12.355 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share.  On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and subsequently completed follow-up offers on the same terms to acquire 100% of the Meridian shares.

The purchase price of the transaction totaled $3.6 billion, comprised of approximately 226.4 million Yamana common shares, cash of $726.1 million, transaction costs of $28.6 million, and issued options acquired from Meridian.  The Company exchanged all outstanding options of Meridian (“Meridian options”) for options of the Company at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809.  The exchange ratio was calculated as the sum of 2.235 and the $6.99 (Cdn$7.00) cash component divided by the average closing price for the five days ending October 12, 2007.  On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $17.4 million.  The business combination was accounted for as a purchase transaction with the Company as the acquirer of Meridian.  The results of operations of Meridian have been consolidated from October 13, 2007.

During 2008, the Company finalized the purchase price allocation based on a detailed valuation of the Meridian assets and in doing so relied in part upon a report from a third party expert.

Included in cash proceeds of $33.2 million are $29.2 million cash proceeds on the sale of the Rossi property on October 31, 2008. The Company recorded a gain on sale of $2.3 million.

ACQUISITION OF NORTHERN ORION RESOURCES INC.

During 2007, the Company entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion Resources Inc. (“Northern Orion”) which owns a development project in Argentina and a 12.5% interest in Minera Alumbrera Ltd.  Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share.  As at October 13, 2007, there were 154,103,861 common shares of Northern Orion outstanding.  The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.38 (Cdn$12.19).

On October 13, 2007, the Company completed the acquisition of 100% of the outstanding shares of Northern Orion and has consolidated the results of operations from that date.  The business combination was accounted for as a purchase transaction, with the Company as the acquirer of Northern Orion.  The Company also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543.  All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.

During 2008, the Company finalized the purchase price allocation based on a full and detailed valuation of the Northern Orion assets and in doing so relied in part upon a report from a third party expert.

11.                               OTHER CURRENT LIABILITIES

	2009	2008
Current portion of derivative related liabilities (Note 26(a))	$12,105	$25,897
Current portion of long-term debt (Note 12)	—	83,749
Other current liabilities	13,555	32,943
	$25,660	$142,589

12.                               LONG-TERM DEBT

	2009	2008
$680 million revolving facility (a)	$261,477	$—
$400 million non-revolving facility (b)	—	313,939
$270 million senior debt notes (c)	267,973	242,025
	529,450	555,964

Less: current portion	—	(83,749)
Long-term portion (i)	$529,450	$472,215

(i)                      Includes transaction costs of $8.2 million net of amortization (2008 — $8.0 million).

(a)                      During the last quarter of 2009, the Company refinanced its revolving facility increasing its credit limit to $680.0 million.  The following summarizes the terms in respect to this facility as at December 31, 2009:

•                  The credit facility is unsecured and has a maturity date of December 16, 2012.

•                  Amounts drawn bear interest at a rate of LIBOR plus 1.7% to 4% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling 12 months earnings before interest, taxes, depreciation and amortization. The effective interest rate at December 31, 2009 was 5.63%.

•                  Undrawn amounts are subject to a commitment fee of 0.81% to 1.2% per annum depending upon the Company’s leverage ratio.

(b)                      The $400.0 million credit facility was closed during the last quarter of 2009.

(c)                      During December 2009, the Company completed a private placement of a total of $270.0 million unsecured senior debt notes in three series as follows:

•                  Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014

•                  Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016

•                  Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019

The following is a schedule of long-term debt principal repayments:

	Revolving facility	Senior debt notes
2010	—	—
2011	—	—
2012	267,632	—
2013	—	—
2014	—	15,000
Thereafter	—	255,000
	$267,632	$270,000

13.                               ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development. The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $230.8 million discounted using a credit adjusted risk-free rate of 5%. The settlement of the obligations will occur through to 2032. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos and United States Dollars and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligations:

	2009	2008
Balance, beginning of year	$80,213	$62,219
Accretion incurred in the current year for operating mines	2,282	1,834
Accretion incurred in the current year for non-operating mines	1,698	1,422
Additions capitalized to site reclamation obligations during the year	51,137	24,993
Foreign exchange gain (loss)	6,908	(4,699)
Expenditures during the current year	(4,134)	(5,556)
	138,104	80,213
Less: Current portion included in other current liabilities	(4,941)	(6,259)
Balance, end of year	$133,163	$73,954

14.                               OTHER LONG-TERM LIABILITIES

	2009	2008
Derivative related liabilities (Note 26(a))	$3,241	$10,823
Silicosis liability (i)	6,533	6,108
Long-term withholding taxes (ii)	91,172	93,491
Royalty payable (iii)	14,193	12,224
Other	23,250	19,046
	$138,389	$141,692

(i)                      The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006.  The Company estimates this contingency to be about $6.5 million as at December 31, 2009.  The increase of $0.4 million in the year relates to the impact of the foreign exchange rate of this Brazilian-Real denominated liability.

(ii)                  The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $91.2 million have been accrued on the assumption that the profits will be repatriated.

(iii)              The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.0 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.0 million is paid.

15.                               CAPITAL STOCK

(a)                                 COMMON SHARES ISSUED AND OUTSTANDING:

	2009		2008
	Number of common shares (‘000s)	Amount	Number of common shares (‘000s)	Amount
Balance, beginning of year	732,845	$6,055,892	668,417	$5,502,518
Exercise of options and share appreciation rights (i)	206	3,331	9,677	107,046
Exercise of warrants (ii)	33	371	32,251	342,887
Issued on vesting of restricted share units (Note 18)	327	3,816	—	—
Public offering, net of transaction costs	—	—	22,500	103,441
Balance, end of year	733,411	$6,063,410	732,845	$6,055,892

(i)                      During the year ended December 31, 2009, the Company issued 0.2 million shares (December 31, 2008 — 9.7 million shares) to optionees on the exercise of their share options and appreciation rights for cash proceeds of $1.1 million (December 31, 2008 — $53.5 million). Previously recognized stock-based compensation in the amount of $2.2 million (December 31, 2008 — $53.5 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.

(ii)                  During the year ended December 31, 2009, the Company issued 0.03 million shares (December 31, 2008 —32.3 million) to warrant holders on the exercise of their warrants for cash proceeds of $0.3 million (December 31, 2008 —$116.9 million). An amount of $0.04 million (December 31, 2008 — $226.0 million) was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises.

(b)                                 WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	2009	2008	2007
Weighted average number of common shares	733,093	691,536	415,232
Weighted average number of dilutive warrants	169	8,652	11,314
Weighted average number of dilutive stock options	973	1,497	5,371
Dilutive weighted average number of common shares	734,235	701,685	431,917

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended December 31, 2009 were nil (December 31, 2008 — 0.02 million) and 4.9 million (December 31, 2008 — 4.9 million), respectively.

16.                               ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2009	2008
Balance, beginning of year	$(40,651)	$(3,855)
Change in fair value of available-for-sale securities (i)	21,327	(29,842)
Reclassification of losses on available-for-sale securities to earnings (ii)	—	33,817
Net change in fair value of hedging instruments (iii)	45,976	(40,771)
Balance, end of year	$26,652	$(40,651)

(i)                      Net of tax expense of $2.8 million (2008 - $nil).

(ii)                  Net of tax recovery of $nil (2008 - $5.7 million).

(iii)              Net of tax expense of $22.4 million (2008 - $19.3 million recovery).

17.                               SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants as at the year end and the changes thereof during the year are as follows:

	2009			2008
	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Value	Number of warrants (000’s)	Weighted average exercise price (Cdn$)	Value
Outstanding, beginning of year	14,530	$13.73	$44,109	46,897	$6.91	$270,805
Exercised	(33)	10.53	(38)	(32,251)	3.85	(226,029)
Expired	—	—	—	(116)	4.07	(667)
Outstanding and exercisable, end of year (i)	14,497	$13.74	$44,071	14,530	$13.73	$44,109

(i)                      No share purchase warrants were issued during 2009 and 2008.

Subsequent to the year end, on February 16, 2010, a total of 9.2 million publicly traded warrants with an exercise price of $11.05 expired. A total of 7.1 million common shares were issued for approximately Cdn$78.1 million in respect of the exercise of these warrants.

The Company had the following share purchase warrants outstanding as at December 31, 2009:

Exercise price		Issuable shares on exercise of warrants	Weighted average remaining contractual life
(Cdn$)		(000’s)	(Years)
$19.08		4,886	1.34
11.05	(i)	9,196	0.13
10.42		415	0.22

$13.74		14,497	0.54

(i)                      This series of warrants is publicly traded.

18.                               STOCK-BASED COMPENSATION

(a)                                  STOCK OPTIONS

The Company’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2008 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

In 2009, shareholders approved the grant of 1.5 million options, previously approved by the Board of Directors, with an exercise price of Cdn$9.92. The Company has expensed stock-based compensation in the amount of $1.8 million for the year ended December 31, 2009 in respect to these options.

The following weighted average assumptions were used in the Black-Scholes option pricing model during the years ended December 31, 2009 and December 31, 2008:

	2009	2008
Dividend yield	0.35% - 0.47%	0.33%
Expected volatility	35%	35%
Risk-free interest rate	1.8% - 2.1%	4.66%
Expected life	1 - 3 years	3 years
Forfeitures	Nil	Nil

A summary of the stock options granted to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	2009		2008
	Number of Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of Options (000’s)	Weighted average Exercise Price (Cdn$)
Outstanding, beginning of year	5,065	$9.21	17,184	$8.08
Granted	1,524	9.92	—	—
Exercised	(551)	9.42	(11,691)	7.59
Expired and forfeited	(226)	9.98	(428)	9.76
Outstanding, end of year	5,812	$9.29	5,065	$9.21
Exercisable, end of year	4,852	$9.16	5,065	$9.21

Stock options outstanding and exercisable as at December 31, 2009 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$2.99	5	1.41	4	1.41
$3.00- $4.99	230	5.06	230	5.06
$5.00-$5.99	11	2.36	11	2.36
$6.00-$7.99	175	1.48	175	1.77
$9.00-$9.99	5,203	2.25	4,249	2.25
$10.00-$15.00	8	4.97	3	4.97
	5,632		4,672

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(US$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$3.99	31	4.37	31	4.37
$4.00-$5.99	93	4.61	93	4.61
$6.00-$8.99	56	4.81	56	4.81
	180		180
	5,812		4,852

(b)                                  OTHER STOCK-BASED PAYMENT PLANS

(i)                          DEFERRED SHARE UNITS (“DSU”)

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company.  The number of DSU granted to each eligible director on each DSU issue-date has the value equal to one third of the director’s remuneration payable in the current quarter.  The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company.  Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date.  The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.  In 2009, the Company recorded a mark-to-market expense of $1.1 million which is included in general and administrative expenses and an expense of $2.5 million for DSU granted during the year.

	2009	2008
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of year	273	—
Granted	332	273
Outstanding, end of year	605	273

The value of the DSU as at December 31, 2009 was $6.5 million (2008 - $2.2 million)

(ii)                      RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants.  From time to time, the Board determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company.  A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award.

	2009	2008
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of year	1,128	—
Granted	802	1,128
Vested and converted to common shares	(327)	—
Forfeited	(254)	—
Outstanding, end of year	1,349	1,128

In 2009, the Company credited $3.8 million to share capital in respect of RSU that have vested during the year and granted 802,000 RSU with a weighted average grant value of Cdn$10.20 (2008: $13.47). The expense of $4.6 million (2008 - $2.0 million) is included in general and administrative expenses.

19.                               NON-CONTROLLING INTEREST

	2009	2008
Agua De La Falda S.A.	$46,800	$46,800

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with its joint venture partner, Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

Due to the fact that the equity investment at risk may not be sufficient to permit ADLF to finance its activities without additional subordinated support from equity holders, ADLF meets the classification under AcG-15 as a variable interest entity. ADLF has been consolidated in the financial statements of the Company since its acquisition date and the non-controlling interest for the interest of the Company’s partner is recorded at the estimated fair value at the date of acquisition. As of December 31, 2009, the Company is not the guarantor of any significant debt of ADLF.

20.                               INTEREST AND FINANCING EXPENSES

During the year, the Company expensed the following:

	2009	2008	2007
Interest expense on long-term debt	$13,756	$22,746	$7,960
Interest on derivative options	—	1,856	3,294
Expenses due to debt repayment and extinguishment	8,301	785	1,957
Financial fees and taxes	7,459	12,314	6,030
Bank fees and interest	5,037	6,777	2,793
	$34,553	$44,478	$22,034

21.                               INCOME TAXES

(a)                                 INCOME TAX EXPENSE

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2009	2008	2007
Earnings from continuing operations before income taxes	$317,257	$479,321	$193,749
Canadian statutory tax rate	33.0%	33.5%	36.1%

Expected income tax expense	104,695	160,616	69,982
Impact of lower foreign tax rates	(43,373)	(41,089)	(10,274)
Impact of changes in tax rates	28,128	2,594	(8,723)
Permanent differences	5,183	(44,948)	4,848
Non-taxable items	—	92	—
Change in valuation allowance	27,720	36,819	(10,217)
Unrealized foreign exchange	19,420	(96,901)	10,209
Losses not benefited	—	7	5,387
Other	(5,214)	8,537	1,377
Income tax expense	$136,559	$25,727	$62,589
Represented by:
Current income tax expense	82,124	63,519	76,169
Future income tax expense (recovery)	54,435	(37,792)	(13,580)
Net income tax expense	$136,559	$25,727	$62,589

(b)                                 FUTURE INCOME TAXES

The temporary differences and losses that give rise to future income tax assets and liabilities are presented below:

Future Income Tax Assets	2009	2008
Deductible temporary differences	$20,528	$22,753
Amounts related to tax losses	228,940	140,115
Financing costs	6,829	9,605
Asset retirement obligation	16,876	13,365
Derivative liability	3,518	10,928
Mineral properties and property, plant and equipment	21,986	47,094
Unrealized foreign exchange losses	—	33,844
Available-for-sale securities	1,250	13,378
Other	7,151	—
Gross future income tax assets	$307,078	$291,082
Less: Valuation allowance	(176,474)	(139,789)
Future income tax assets	$130,604	$151,293

Future Income Tax Liabilities	2009	2008
Accounts receivable	$—	(1,731)
Mineral properties and property, plant and equipment	(1,717,195)	(1,705,731)
Unrealized foreign exchange gains	(33,782)	(1,399)
Derivative asset	(1,947)	(29,404)
Other	—	(817)
Future income tax liabilities	$(1,752,924)	$(1,739,082)
Net future income tax liabilities	$(1,622,320)	$(1,587,789)

The net future income tax assets (liabilities) are classified as follows:	2009	2008
Future income tax assets - current	$14,552	$24,460
Future income tax assets - long-term	135,454	124,021
Future income tax liabilities - current	(3,427)	(25,977)
Future income tax liabilities - long-term	(1,768,899)	(1,710,293)
	$(1,622,320)	$(1,587,789)

The Company has entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”).  The Company is committed to an election to be subject to a maximum 4% rate for the Chilean mining royalty tax and tax stabilization through 2017 at a maximum 35% tax rate, in return for ceasing to use accelerated depreciation for tax purposes beginning in 2008. The Company is not accruing Category II tax for Chile based on management’s intent to permanently reinvest the earnings.

The Company is subject to a separate DL600 contract, related to Minera Florida Limitada, a wholly-owned subsidiary which owns the Minera Florida Mine, which also provides for a maximum 35% tax rate.

(c)                                  NON-CAPITAL LOSSES

The Company has non-capital losses of approximately $678.2 million (December 31, 2008 - $426.4 million) available to apply against future taxable income.  Approximately $377.5 million (December 31, 2008 — $273.9 million) of these losses are subject to a valuation allowance.

Loss carry forwards at December 31, 2009 will expire as follows:

	Canada	US	Brazil	Chile	Argentina	Other	Total

2010	1	109	—	—	946	58	$1,114
2011	2	78	—	—	1,081	283	$1,444
2012	—	6,356	—	—	905	312	$7,573
2013	—	1,750	—	—	994	102	$2,846
2014	4,246	10,165	—	—	167,266	98	$181,775
2015 and onwards	62,062	170,512	—	—	—	3,084	$235,658
Unlimited	18	—	200,986	31,367	—	15,416	$247,787
	$66,329	$188,970	$200,986	$31,367	$171,192	$19,353	$678,197

22.          SUPPLEMENTARY CASH FLOW INFORMATION

(a)           NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	2009	2008	2007
Issue of shares on exercise of warrants	38	226,029	4,905
Accrued interest capitalized to assets under construction	19,413	13,756	—
Common shares received as consideration for assets sold during the year (Note 10)	23,168	511	4,234
Value of expired warrants transferred to contributed surplus	—	667	—
Other	—	560	287
Shares issued on business acquisitions (Note 10)	—	—	3,749,307
Share purchase warrants recognized on the issue of warrants on business acquisitions	—	—	202,707
Issue of shares on acquisition of mineral properties	—	—	10,976
Issue of shares to be issued on exercise of options and warrants	—	—	19,486
Shares issued on business acquisition completed in prior year	—	—	23,006
Contributed surplus recognized on the issue of stock options on business acquisitions	—	—	52,166
Proceeds on conversion of long-term debt to United States Dollars	—	—	598,301
Repayment of long-term debt on conversion to United States Dollars	—	—	571,339

(b)           INTEREST AND INCOME TAX PAID:

	2009	2008	2007
Interest paid during the year	$41,136	$38,876	$18,357
Income taxes paid during the year	$75,488	$110,252	$39,504

(c)           NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL, NET OF ACQUISITIONS:

	2009	2008	2007
Net (increase) decrease in:
Accounts receivable	$(40,802)	$30,845	$(70,208)
Inventory	(33,313)	(37,137)	(16,780)
Other assets	(37,696)	30,950	(50,999)

Net increase (decrease) in:
Accounts payable and accrued liabilities	94,202	(141,436)	66,539
Income taxes payable	47,803	(55,777)	52,497
Other current liabilities	2,213	(1,231)	17,492
	$32,407	$(173,786)	$(1,459)

Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period.

23.          SEGMENTED INFORMATION

Reporting segments for the Company consist of geographical segments for which decisions in resource allocation, performance assessment and operating results are reviewed by the chief operating decision makers.  The Company’s operating segments are Brazil, Chile, Argentina, Central America and Other, and Canada (which is solely comprised of corporate and administrative activities).

Mineral interests referred to below consist of land, buildings, equipment, mineral properties, exploration costs, assets under construction and equity investment.

2009	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Mineral assets	$1,404,285	$4,606,155	$2,518,393	$43,957	$3,571	$8,576,361
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,556,890	4,644,017	2,599,578	67,894	122,192	$8,990,571
Total assets	1,844,663	4,752,653	2,614,903	142,153	165,194	$9,519,566
Capital expenditures	205,117	146,384	125,928	18,302	3,026	$498,757

2008	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Mineral assets	$1,242,720	$4,540,348	$2,474,555	$71,230	$1,032	$8,329,885
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,395,853	4,578,361	2,509,865	70,482	69,423	$8,623,984
Total assets	1,572,026	4,683,398	2,523,440	56,181	246,085	$9,081,130
Capital expenditures	151,252	125,676	195,011	23,060	1,784	$496,783

2007	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Mineral assets	$1,083,467	$5,158,547	$2,362,223	$136,270	$1,385	$8,741,892
Goodwill	55,000	—	—	—	—	$55,000
Long-lived assets	1,267,746	5,078,370	2,376,224	150,489	180,111	$9,052,940
Total assets	1,519,992	5,296,083	2,391,909	136,252	319,264	$9,663,500
Capital expenditures	130,155	22,763	72,244	6,437	921	$232,520

(i)                    Balances exclude discontinued operations.

(ii)                Includes $213.8 million (December 31, 2008 - $234.2 million; December 31, 2007 - $240.6 million) related to the Company’s equity interest in Minera Alumbrera Ltd.

SEGMENT OPERATING EARNINGS

2009

	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Revenues	$647,322	$447,123	$88,869	$—	$—	$1,183,314
Cost of sales	(270,610)	(176,990)	(32,247)	—	—	(479,847)
Depreciation, amortization and depletion	(73,129)	(140,339)	(20,219)	—	—	(233,687)
Accretion of asset retirement obligations	(803)	(862)	(617)	—	—	(2,282)
Mine operating earnings	$302,780	$128,932	$35,786	—	—	$467,498
Equity earnings	$—	$—	$31,073	$—	$—	$31,073

2008

	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total
Revenues	$559,507	$387,933	$—	$1,922	$—	$949,362
Cost of sales	(259,327)	(153,408)	—	(900)	—	(413,635)
Depreciation, amortization and depletion	(54,449)	(121,426)	—	(32)	—	(175,907)
Accretion of asset retirement obligation	(948)	(728)	—	(158)	—	(1,834)
Mine operating earnings	$244,783	$112,371	$—	$832	$—	$357,986
Equity earnings	$—	$—	$25,763	$—	$—	$25,763

2007

	Brazil (i)	Chile	Argentina (ii)	Central America and Other (i)	Canada	Total

Revenues	$558,691	$77,912	$—	$2,762	$—	$639,365
Cost of sales	(192,531)	(28,649)	—	(1,228)	—	(222,408)
Depreciation, amortization and depletion	(40,682)	(15,640)	—	(2,614)	—	(58,936)
Accretion of asset retirement obligation	(1,222)	(163)	—	—	—	(1,385)
Mine operating earnings	$324,256	$33,460	$—	$(1,080)	$—	$356,636
Equity earnings	$—	$—	$3,820	$—	$—	$3,820

(i)                       Excludes operating results of discontinued operations (Note 10).

(ii)                   Includes Gualcamayo which the Company commissioned on July 1, 2009.

24.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at December 31, 2009:

Year	2010	2011	2012	2013	2014	Thereafter	Total
Operating/construction and service contracts:
Brazil	$94,687	$60,689	$26,260	$11,402	$8,658	$—	$201,696
Chile	62,035	44,359	29,580	29,220	29,188	24,000	218,382
Argentina	10,807	4,601	—	—	—	—	15,408
Central America and Other	4,198	—	—	—	—	—	4,198
Canada	894	894	894	894	894	1,117	5,587
	$172,621	$110,543	$56,734	$41,516	$38,740	$25,117	$445,271

25.          CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

During 2009, the Company refinanced its revolving facility increasing its credit limit and renegotiating some of its terms (Note 12(a)). The resulting externally imposed financial covenants are as follows:

(a)          Tangible net worth of at least $2.3 billion.

(b)         Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)          Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements will result in a condition of default by the Company. As at December 31, 2009, the Company has met all of the externally imposed capital requirements.

26.          FINANCIAL INSTRUMENTS

(a)           Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, long-term note receivable, accounts payable and other current liabilities, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. The fair value of long-term receivables is calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk.  Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the long-term debt, which have a carrying value of $529.5 million (December 31, 2008 — $556.0 million), comprised of a revolving facility and senior debt notes with fair values of $278.3 million and $303.1 million, respectively (December 31, 2008 — $572.5 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on current and available market information and the Company’s best estimate.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at December 31, 2009, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.  Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

The following table summarizes the fair value hierarchy:

Fair Value Measurements at December 31, 2009

		Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
	Available for sale securities	$46,239	$—	$—	$46,239
	Derivative related assets (i)	—	14,277	—	14,277
	Long-term investments (ii)	—	—	10,127	10,127
	Long-term receivable	—	25,971	—	25,971
		$46,239	$40,248	$10,127	$96,614

Liabilities:
	Derivative related liabilities (iii)	—	15,346	—	15,346
		$—	$15,346	$—	$15,346

(i)                       Includes current portion of derivative related assets of $14.1 million and non-current portion of derivative related assets of $0.2 million.

(ii)                   Long-term investments include Master Asset Vehicle II (“MAV II”) notes and Auction Rate Securities (“ARS”) (Note 7(b)).

(iii)               Include current portion of derivative related liabilities of $12.1 million and non-current portion of derivative related liabilities of $3.2 million.

Fair Value Measurements Using Level 3 Input

Long-term Investments
Balance, beginning of the year	$9,161
Foreign exchange gain (i)	966
Balance, end of year	$10,127

(i)                      Includes foreign exchange adjustment on the Canadian-dollar denominated MAV II notes.

Valuation Techniques

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.  The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Long-term Investments

Long-term investments include third-party sponsored Master Asset Vehicle notes (“MAV II”) and Auction Rate Securities (“ARS”), which were acquired by the Company through its acquisitions of Meridian and Northern Orion.  Due to liquidity problems experienced by the markets of these securities since the third quarter of 2007, there have been no active market activities to provide observable inputs for these assets (Note 7).  Therefore, the Company’s investment in MAV II and ARS are classified within Level 3 of the fair value hierarchy.

Normal Gold Sales Contracts and Metal Concentrate Sales Contracts

Normal gold sales are made at spot prices quoted on the London Metal Exchange (“LME”) or Commodity Exchange (“COMEX”) of the New York Mercantile Exchange, which are market observable inputs.

Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements.  The sales are measured initially and then adjusted monthly on the basis of spot prices quoted on the LME or COMEX until measurement date.  Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy.  The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes derivative related assets:

	December 31, 2009	December 31, 2008
Currency Contracts
Forward contracts	$14,277	$—

Commodity Contracts
Forward contracts	—	88,848
	14,277	88,848
Less: Current portion	(14,110)	(82,677)
Long-term portion	$167	$6,171

The following table summarizes the components of derivative related liabilities:

	December 31, 2009	December 31, 2008
Currency Contracts
Forward contracts	$—	$(14,831)
Commodity Contracts
Forward contracts and options	(5,230)	—
	$(5,230)	$(14,831)
Interest Rate Contracts
Interest rate swaps	(10,116)	(21,889)
	$(15,346)	$(36,720)
Less: Current portion	12,105	25,897
Long-term portion	$(3,241)	$(10,823)

The following table summarizes unrealized derivative (losses) gains:

	2009	2008	2007
Non-hedge derivatives
Commodity contracts	$(94,072)	$160,436	$(27,305)
Share purchase warrants held	—	(98)	(576)

	(94,072)	160,338	(27,881)

Hedge ineffectiveness
Currency contracts	(900)	5,823	(455)
Interest rate contracts	(10,456)	55	(55)
	$(105,428)	$166,216	$(28,391)

The following table summarizes realized derivative gains (losses):

	2009	2008	2007
Commodity contracts	$18,659	$(10,048)	$(17,082)

Additionally, included in cost of sales are realized gains in the amount of $10.1 million (December 31, 2008 — $14.4 million; December 31, 2007 — $6 million) with respect to currency derivative contracts and included in interest and financing expenses are realized losses in the amount of $16.2 million (December 31, 2008 — 5.1million; December 31, 2007 - $nil) in respect to the interest rate swaps.

The Company estimates that approximately $12.3 million net gain is expected to be reclassified from accumulated other comprehensive income to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 16):

	2009	2008	2007
Effective portion of change in fair value of hedging instruments:	$	$	$
Currency contracts	40,955	(46,483)	8,006
Interest rate contracts	22,228	(13,621)	2,613

Future income tax	(17,207)	19,333	(3,668)
	$45,976	$(40,771)	$6,951

(b)           Currency risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During prior years, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 191.4 million Reais at an average rate of 2.2144 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. Of this, 171.4 million Reais is hedged for 2010 and approximately 20.0 million Reais for 2011. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings. Subsequent to the end of 2009, the Company entered into additional forward contracts to hedge approximately 560.1 million Reais at an average rate of 2.1313. As part of the new contracts an additional 63.8 million Reais is hedged for 2010, approximately 238.2 million Reais for 2011 and approximately 258.1 million Reais for 2012.

A 10% change in the United States Dollar exchange rate on financial assets and liabilities for the year compared with the above currencies, with all other variables held constant would impact the Company’s after-tax net earnings as shown below.

2009

(on 10% change in United States Dollar exchange rate)	Effect on net earnings, net of tax	Effect on other comprehensive income, net of tax
Brazilian Real	$11,307	$6,714
Argentine Peso (i)	$45,089	$—
Canadian Dollar	$421	$—
Chilean Peso	$4,078	$—

(i)          The sensitivity to the Argentine Peso is attributable to a large future income tax liability from a business acquisition.

(c)           Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The program requires no cash margin, collateral or other security from the Company. As of December 31, 2009, the value of the 8 million lbs of copper contacts unsettled represent an unrealized loss of $5.2 million which will become realized in early 2010.

A 10% change in the average commodity prices for the year with all other variables constant would result in the following impact to the Company’s after-tax earnings:

2009

(10% change in price)	Effect on net earnings, net of tax
Gold	$45,244
Copper	$32,085
Silver	$8,655

The change in average commodity prices will not have an impact on other comprehensive income.

(d)           Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt.  As at December 31, 2009, the Company has a total of $231.6 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At December 31, 2009, the Company’s long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

(e)                                  Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents, accounts receivable, income taxes recoverable, derivative related assets, long-term investments, restricted cash, long-term note receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with accounts receivables is also considered to be negligible.  For long-term investments, credit risk represents the par value of the instruments (Note 7(b)).  Tax related assets have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. The long-term note receivable in relation to the sale of assets is due from a highly rated corporation and the credit risk associated with it is low. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.

The Company’s maximum credit exposure to credit risk at December 31, 2009 is as follows:

	2009	2008
Cash and cash equivalents	$170,070	$167,765
Accounts receivable	102,126	24,076
Income taxes recoverable	12,323	12,717
Derivative related assets	14,277	88,848
Long-term investments	56,366	12,493
Restricted cash	13,844	13,868
Long-term note receivable	25,971	—
Long-term tax credits	107,177	74,771
	$502,154	$394,538

(f)                                    Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 25. Contractual maturities relating to contractual commitments are included in Note 24 and relating to long-term debt are included in Note 12.

27.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain.   There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts. There have not been any significant developments on this matter during the current year.

28.          SUBSEQUENT EVENTS

BUSINESS ACQUISITION

On January 5th, 2010 the Company signed an agreement with Gardilcic Construction S.A (“Gardilcic”) whereby the Company will acquire all of the physical assets and employment agreements relating to its servicing contract at El Peñón mine for a total purchase price of $48 million to be paid in cash.

29.          SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (“US GAAP”) are described and quantified below. On July 1, 2009, the Financial Accounting Standards Board (FASB) launched the Accounting Standards Codification (“ASC”) as the sole source of authoritative non-governmental US GAAP. The ASC has not intended to change US GAAP, but rather reorganized existing guidance by accounting topic to allowed easier identification of accounting standards. New accounting pronouncements issued by the FASB are called Accounting Standards Updates (“ASU”). The Company has updated references to US GAAP to reflect the ASC (refer to Section xvi for additional information).

The impact of US GAAP on the consolidated income statements is as follows:

	2009	2008	2007

OPERATIONS
Earnings from continuing operations under Canadian GAAP	$211,771	$479,357	$132,963
Adjustment for depreciation, amortization and depletion (i)	(45,235)	(27,521)	(17,057)
Write-off of mineral property costs (i)	(37,832)	(68,761)	(30,077)
Pre-operating costs (ii)	13,266	856	(549)
Stripping costs in mine operating earnings (v)	(14,272)	—	—
Stripping costs in equity earnings (v)	(1,522)	(3,354)	(950)
Mark-to-market adjustment for warrants (viii)	(2,764)	—	—
Adjustment for unrecognized tax benefits (vi)	(1,581)	(1,935)	—
	121,831	378,642	84,330
Tax effect of reconciling items (iii)	20,667	15,566	9,149
Earnings attributable to continuing operations under US GAAP	$142,498	$394,208	$93,479
Earnings from discontinued operations under US GAAP (Note 10)	(17,782)	(49,044)	16,822
Net earnings under US GAAP	$124,716	$345,164	$110,301

Earnings from continuing operations under US GAAP
Basic earnings	$0.19	$0.57	$0.23
Diluted earnings	$0.19	$0.56	$0.22

Earnings (loss) from discontinued operations under US GAAP
Basic earnings	$(0.02)	$(0.07)	$0.04
Diluted earnings	$(0.02)	$(0.07)	$0.04

Net earnings per share under US GAAP
Basic earnings	$0.17	$0.50	$0.27
Diluted earnings	$0.17	$0.49	$0.26
Basic weighted average number of shares outstanding under US GAAP	733,093	691,536	415,232
Diluted weighted average number of shares outstanding under US GAAP	734,235	701,685	431,917

The impact of US GAAP on the consolidated balance sheets is as follows:

	2009	2008	2007

ASSETS
Total assets under Canadian GAAP	$9,707,260	$9,337,354	$9,895,924
Write-off of mineral property costs (i)	(168,802)	(130,971)	(62,209)
Adjustment to mineral properties (i) and (ii)	(83,792)	(40,855)	(22,187)
Adjustment to inventory (i)	(13,568)	(10,264)	(2,267)
Future employee benefit adjustment on acquisition of Mineral Properties (vii)	2,478	2,478	3,494
Future income tax assets related to adjustments (iii)	56,272	35,605	20,039
Adjustment to equity investment (v)	(5,826)	(4,304)	(950)
Discontinued operations adjustments (Note 10)	(17,782)	(21,008)	(16,548)
Total assets under US GAAP	$9,476,240	$9,168,035	$9,815,296

LIABILITIES
Total liabilities under Canadian GAAP	$2,911,742	$2,780,435	$3,942,293
Future employee benefit liability adjustment (vii)	3,902	3,902	4,475
Other long-term liabilities - adjusted for unrecognized tax benefit (vi)	5,009	3,429	1,493
Future income tax liabilities related to adjustments (iii)	(2,922)	(2,922)	(2,922)
Warrants adjustment - reclassification from equity (viii)	9,053	—	—
Total liabilities under US GAAP	$2,926,784	$2,784,844	$3,945,339

Non-controlling interest under US GAAP	$46,800	$46,800	$46,810

Shareholders’ equity under Canadian GAAP	6,748,718	6,510,119	5,906,821
Write-off of mineral property costs (i)	(183,075)	(130,971)	(62,209)
Adjustment for depreciation, amortization and depletion (i)	(96,769)	(51,534)	(24,013)
Unrecognized tax benefits (vi)	(5,009)	(3,428)	(1,493)
Future employee benefit adjustment to Other Comprehensive Income (vii)	(1,424)	(1,424)	(981)
Write-off of pre-operating costs (ii)	13,682	414	(441)
Adjustment to equity investment (v)	(5,826)	(4,304)	(950)
Future income taxes (iii)	59,194	38,527	22,961
Warrants adjustment - reclassification to liabilities (viii)	(9,053)	—	—
Discontinued operations adjustments (Note 10)	(17,782)	(21,008)	16,548
Shareholders’ equity under US GAAP	$6,502,656	$6,336,391	$5,823,147
Total liabilities and shareholders’ equity under US GAAP	$9,476,240	$9,168,035	$9,815,296

The components of shareholders’ equity under US GAAP would be as follows:

	2009	2008	2007
SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Common shares	$6,063,410	$6,055,892	$5,502,518
Share purchase warrants	—	44,109	270,805
Additional paid-in capital	26,942	26,587	77,393
Accumulated other comprehensive income (loss)	25,228	(42,075)	(4,836)
Retained earnings	387,076	251,878	(22,733)

Total shareholders’ equity	$6,502,656	$6,336,391	$5,823,147

CASH FLOWS	2009	2008	2007

Cash flows from operating activities per Canadian GAAP	$551,593	$328,675	$281,130
Write-off of mineral property costs (i)	(37,832)	(68,762)	(30,076)
Cash flows from operating activities per US GAAP	513,761	259,913	251,054

Cash flows (to) from financing activities per Canadian and US GAAP	(64,957)	131,579	614,344
Cash flows to investing activities per Canadian GAAP	(495,856)	(559,715)	(689,848)
Write-off of mineral property costs (i)	37,832	68,762	30,076
Cash flows to investing activities per US GAAP	$(458,024)	$(490,953)	$(659,772)

(i)            Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and the portion of mineralization expected to be classified as reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an orebody and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP.  Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven, probable reserves of the mine and the applicable portion of resources expected to ultimately be mined.  This additional depletion and exploration expense is required to be recognized under US GAAP.  For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(ii)           Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows certain pre-operating costs included in the cost of an item of property, plant and equipment to be capitalized until commercial production is established and then amortized on the unit-of-production basis.

(iii)         Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2009, 2008 or 2007.

(iv)          Stock-based compensation

Effective January 1, 2006, the Company adopted FAS 123(R), now known as Accounting Standards Codification 718 (ASC 718). The adoption of this standard had no impact on the Company.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the 2009 fiscal year end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2009.

The following is a summary for stock options:

As at December 31, 2009

	2009	2008
Outstanding stock options (in millions)	5.8	5.1
Exercisable stock options (in millions)	4.9	5.1
Aggregate intrinsic value of options outstanding (in millions of United States Dollars)	$15.0	$2.0
Weighted average contractual term (in years)	2.42	2.92

For the year ended December 31, 2009

(in millions of United States Dollars)	2009	2008	2007

Aggregate intrinsic value of options exercised	$1.1	$92.4	$68.4
Cash received from exercise of stock options (i)	$1.1	$53.5	$34.4

(i)                    There is no tax impact on the above.

(v)           Stripping costs incurred during production

Under Canadian GAAP, certain stripping costs incurred during production may be capitalized if the stripping activity provides access to sources of reserves that will be produced in future periods.  Per EITF 04-6 now known as ASC 930-330-25-1, under US GAAP, these costs should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred and consequently expensed as the inventory is sold.

(vi)          Accounting for uncertainty in income taxes

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2007.  FIN 48 is now known as ASC 740.  As a result of this adoption in 2007, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized taxable benefits, and a $1.5 million decrease in retained earnings. In 2008, the Company recorded an additional $1.9 million with respect to this adjustment for a cumulative total of $3.4 million accrued in the Consolidated Balance Sheet.

A reconciliation of the beginning and ending amount of unrecognized taxable benefits is as follows:

	2009	2008	2007
Balance at January 1,	$26,214	$4,639	$4,639
Additions based on tax positions related to the current year	1,762	—	—
Additions related to tax positions of prior years	5,235	21,575	—
Balance at December 31,	$33,211	$26,214	$4,639

These liabilities are primarily included as a component of other long-term liabilities in the Company’s Consolidated Balance Sheet because the Company generally does not anticipate that any of the liabilities will be settled within the next twelve months.  As of December 31 - 2009, $33.7 million (December 31, 2008 — $26.2 million; December 31, 2007 - $4.6 million) of unrecognized taxable benefits, if recognized in future periods, would impact the Company’s effective tax rate. The Company does not have any unrecognized taxable benefits that will significantly increase or decrease within the next 12 months.

The company recognized interest and penalties related to unrecognized tax benefits in interest expense.  During the year ended December 31, 2009, the Company recognized $1.6 million of interest and penalties (December 31, 2008 — $2.9 million; December 31, 2007 — nil).  The Company had $5.0 million of interest and penalties accrued at December 31, 2009 (December 31, 2008 - $3.4 million; December 31, 2007 - nil).

The following is a summary of the tax years that remain subject to examination by major jurisdiction:

Jurisdiction	Years
Canada	2000-2009
United States	1999-2009
Brazil	2004-2009
Chile	2005-2009
Argentina	2007-2009

(vii)         Defined benefit pension

In September 2006, the FASB issued FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (now known as ASC 715-20) which requires the recognition in the Company’s financial statements of the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under ASC 715-20 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. This difference in accounting standards resulted in $1.4 million being recognized as a charge in comprehensive income and a $2.5 million increase to total assets for an over-funded plan and $3.9 million increase to total liabilities for under-funded plans for U.S. GAAP purposes. As at December 31, 2009, the difference relating to ASC 715-20 is not significant. The pension plan is frozen as of December 15th, 2008 and is currently in the process of being formally closed with the assets being liquidated.

(viii)       Reclassification of Warrants

In late June 2008, FASB released EITF 07-5 Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (now known as ASC 815-40), which provides further guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk.

The Company’s functional currency is the United States Dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian Dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these instruments are treated as derivatives and recorded as liabilities carried at their fair value for US GAAP purposes. Any changes in the fair value from period to period are recorded as a gain or loss in the statement of operations. Accordingly, for US GAAP purposes, the Company assessed the fair value of these warrants as of January 1, 2009, and recorded a reduction in share purchase warrants of $44.1 million, a decrease in opening shareholders’ equity of $32.2 million and an $11.9 million increase in Liabilities. For the year ended December 31, 2009, the Company has assessed the fair value of warrants and reclassified $44.1 million warrants previously recorded in share purchase warrants recorded a liability of $9.1 million and a mark-to-market adjustment for the year of $2.8 million.

There were no share purchase warrants issued during 2008 and 2009.  The fair value of the warrants issued in 2007 was valued using a Black-Scholes pricing model.  These values were determined on an option pricing model with the following assumptions:

2007
Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	3.06% - 4.66%
Expected life	1 -3 years
Forfeitures	nil

(ix)          Entity consolidated using the equity method

The Company has a 12.5% indirect interest in Minera Alumbrera Ltd (“Alumbrera”) and based on the Company’s ability to exercise significant influence, the investment has been accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

The following is summarized financial information for Alumbrera:

Summary of operating information

For the years ended December 31	2009	2008	2007
Revenues	$1,321,284	$1,248,947	$1,558,400
Cost of sales	(538,456)	(563,029)	(405,145)
Operating expenses	(271,376)	(254,616)	(418,698)
Income tax	(182,297)	(130,991)	(221,227)
Net income	$329,155	$300,311	$513,330

Summary of balance sheet information

At December 31	2009	2008
Assets
Current assets	$545,385	$364,387
Property, plant and equipment	507,337	547,789
Other assets	184,640	177,698
	$1,237,362	$1,089,874
Liabilities
Current liabilities	$278,212	$57,725
Long-term loan	162,000	162,000
Future income tax liabilities	116,369	123,447
Asset retirement obligations	63,678	55,803
Other liabilities	—	(70)
	$620,259	$398,905

Summary of cash flow information

For the years ended December 31	2009	2008	2007

Operating activities	$478,265	$297,382	$115,433

Investing activities	(33,626)	(60,335)	(34,102)

Financing activities	(411,875)	(271,908)	(630,000)
Increase/(decrease) in cash and cash equivalents during the year	$32,764	$(34,861)	$(548,669)

(x)           Joint venture

The Rossi joint venture is an entity that operates the Rossi mineral properties located in Elko County, Nevada. Under the contractual arrangement, the significant financial operating policies of the entity are jointly controlled by the parties having an equity interest in the entity. On October 31, 2008, the Company sold its interest to Barrick Gold for total gross cash proceeds of $29.2 million and a total gain of $2.3 million.

Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company’s joint venture up to the date of sale does not require adjustments to the equity method.

The following details the Company’s share of statement of operations, cash flows and balance sheets in the Rossi joint venture which has been proportionately consolidated up to the date of sale:

	Year ended 2008	Year ended 2007

Proportionate Statements of Joint Venture Operation
Revenues	$5,465	$2,761
Cost of sales	(4,101)	(1,768)
Depreciation, amortization and depletion	(510)	(878)
Other expenses	(249)	(105)
Net income	$605	$10
Proportionate Joint Venture Balance Sheet
Current assets	$—	$2,534
Capital assets	—	52,344
	$—	$54,878
Current liabilities	$—	$640
Long-term liabilities	—	256
Company’s investment carrying value	—	53,982
	$—	$54,878
Proportionate Statements of Joint Venture Cash Flows
Operating activities	$(99)	$329
Investing activities	99	(329)
Financing activities	—	—

(xi)          Comprehensive income (loss)

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, now known as ASC 320. Under ASC 320, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under ASC 320, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain on these securities in other comprehensive income. This difference in accounting standard resulted in an increase in comprehensive loss for 2007 of $4.5 million.  There was no US GAAP adjustment for the years ended December 31, 2009 and December 31, 2008 with the adoption of Section 1530, Comprehensive Income, of the CICA.  ASC 220, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.

(xii)         Fair value measurements

In first quarter 2008, the Company adopted FAS 157, now known as ASC 820, for financial assets and liabilities that are measured at fair value on a recurring basis.  ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements.  The primary assets and liabilities affected were available-for-sale securities and derivative instruments.  The adoption of ASC 820 did not change the valuation techniques that the Company uses to value these assets and liabilities.  In 2009, the Company began to apply ASC 820 to non-financial assets and liabilities that it periodically measures at fair value under US GAAP.  The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations.

(xiii) The Fair Value Options for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS 159, now known as ASC 825, which allows an irrevocable option, the Fair Value Option (“FVO”), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings.  The objective of ASC 825 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

The standard was effective for the Company beginning in first quarter 2008 and was applied prospectively. We have not adopted the FVO for any of our eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt.

(xiv)   The Fair Value Measurement of Liabilities

In August 2009, the FASB issued ASU 2009-05 “Measuring Liabilities at Fair Value”, which provides amendments to Subtopic 820-10 “Fair Value Measurements and Disclosures — Overall” and is effective prospectively for interim periods beginning after October 1, 2009 for the Company. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one of the valuation techniques that uses (a) the quoted price of the identical liability when traded as asset; (b) quoted prices for similar liabilities when traded as assets; or another valuation technique that is consistent with the principles of Topic 820 “Fair Value Measurements and Disclosures”. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk.  ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of liability. The Company adopted ASU 2009-05 in the fourth quarter of 2009 and did not have a material difference as a result of the application of the amendments. Refer to Note 26 for related disclosures.

(xv)    Subsequent events

In May 2009, FASB issued Statement No. 165, “Subsequent Events”.  This Statement established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement set forth: 1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and 3) The disclosures that an entity should make about events or transactions that occur after the balance sheet date. The Company did not have a material difference as a result of the application of this standard.

(xvi)   Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements are outlined below.

a)                                     In June 2009, FASB issued Statement No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement 162.  This statement is now known as ASC 105.

•                  The FASB Accounting Standards Codification TM (Codification) is the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

b)                                    In June 2009, FASB issued Statement No. 166, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This statement is now known as ASC 860.

•                  This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

c)                                     In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R).  This statement is now known as ASC 810.

•                  This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The Company is assessing the impact of the new standard.

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